Exhibit 99.1

Press release

Biophytis - Convening of Another Combined General Meeting at a Later Date

Paris, France, Cambridge (Massachusetts, United States), April 27, 2021, 8AM CET - Biophytis SA (Euronext Growth Paris: ALBPS), a clinical-stage biotechnology company focused on the development of therapeutics aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19, informs its shareholders that the combined Annual General Meeting (AGM) held on April 26, 2021 was unable to deliberate, as the required quorum was not reached.

Biophytis’ combined AGM took place today behind closed doors, due to the COVID-19 pandemic. The shareholders taking part in the vote owned collectively 21 736 509 shares, or 19.11% of the share capital, and 19.46% of the voting rights.

The 20% quorum necessary for holding an ordinary AGM on first call and the 25% quorum necessary for holding an extraordinary General Meeting on first call have not been reached. Therefore, in the absence of the quorum required to rule on the ordinary and extraordinary resolutions, none of the proposed resolutions as listed in the meeting notice published in the French official legal bulletin Bulletin des Annonces Légales Obligatoires (BALO) n° 30, dated March 10, 2021, have been put to the vote of the shareholders and the AGM is adjourned.

Shareholders will therefore be invited to another combined AGM, on the second call, to be held at a later date with the same agenda.

All of the documents regarding this combined AGM are available to shareholders on the Company’s website: www.biophytis.com, in the section Investors / General Assembly 2021: https://www.biophytis.com/en/action/assemblees-generales/assemblee-generale/

If you are a Biophytis shareholder and wish to vote on the resolutions, you can:

•	vote via the secured web portal VOTACCESS, this method is strongly recommended in the current context of Covid-19,
•	vote by post or proxy, in accordance with the terms and conditions indicated in the Shareholders’ letter and in the Bulletin des Annonces Légales Obligatoires (BALO) n° 30, dated March 10, 2021, available on Biophytis’ website

The vote of shareholders who submitted their vote via the post, email or the Internet for the first general meeting remains valid and counted for the general meeting on the second call.

Shareholders who did not vote by post, VOTACCESS or proxy as part of the first combined General Meeting will be invited to vote by VOTACCESS or send their forms and shareholder certificates after publication of the new meeting notice. By post : CACEIS Corporate Trust, Service Assemblées Générales Centralisées - 14, rue Rouget de L’Isle - 92862 ISSY- LESMOULINEAUX Cedex 9, or via email: ct-assemblees@caceis.com

Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19.

Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It is also being studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The company is based in Paris, France, and Cambridge, Massachusetts.

The company's common shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. These forward-looking statements include statements regarding Biophytis’ anticipated timing for its Interim Analysis of Part 1 and release of full study results. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties including, without limitation, delays in patient recruitment or retention, interruptions in sourcing or supply chain, its ability to obtain the necessary regulatory authorizations, COVID-19-related delays, and the impact of the current pandemic on the Company’s clinical trials. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. In France, please also refer to the "Risk Factors" section of the Company's Annual 2019 Report and the Company’s Half Year 2020 Report available on BIOPHYTIS website (www.biophytis.com). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Evelyne Nguyen, CFO

evelyne.nguyen@biophytis.com

Press release

Media contact

Life Sci Advisors

Sophie Baumont/Chris Maggos

E: sophie@lifesciadvisors.com

T: +33 6 27 74 74 49

Investor Relations

LifeSci Advisors, LLC

Ligia Vela-Reid

E: lvela-reid@lifesciadvisors.com